Law Offices
Stradley, Ronon, Stevens & Young, LLP
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Washington, DC 20036
(202) 822-9611

October 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:              Mr. Brion Thompson, Esquire
Mr. Michael Shaffer, Esquire

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Messrs. Thompson and Shaffer:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s response to the supplemental comment conveyed by you via telephone to me on October 21, 2010 and further clarified on October 22, 2010, with regard to Post-Effective Amendment No. 30 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 27, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to comply with the recent amendments to Form N-1A requiring inclusion of a “Summary Prospectus” (SEC Release Nos: 33-8998; IC-28584).

Below we have provided your comment and the Registrant’s response to that comment.  The response will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act on or about October 27, 1010.

In connection with our response to your comment, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment:  For the Aggressive Investors 1 Fund and Micro-Cap Limited Fund, although the actual management fee paid by each Fund for the fiscal year ended June 30, 2010 was legitimately a negative amount due to the impact of the negative performance adjustment in each Fund’s performance fee schedule, you have asked the Registrant to restate the management fee for each Fund in the Fee Tables to equal the base management fee under each Fund’s performance fee schedule.  In light of this change, you agree that the Registrant is permitted to  add a footnote to the Fee Table with regard to the management fee to clarify the restated management fee.

Response: The Registrant has revised each Fund’s Fee Table to include the base management fee under each Fund’s performance fee schedule.  In addition the Registrant has added the following footnote (as footnote 1) to the management fee line item in the Fee Table for each Fund.

For the Aggressive Investors 1 Fund:

“The management fee for the Fund has been restated to reflect only the base management fee payable under the Fund’s performance-based management fee structure.  The total actual management fee for the fiscal year ended June 30, 2010 was -0.81% (see page 61 for more details).  The actual total management fee for the prior fiscal year was negative due to the negative performance adjustment of the investment management fee under the Fund’s  performance-based management fee structure.  As a result of the restatement, the management fee shown in the table above will be higher than that included in the expense ratio shown in the Financial Highlights table for the Fund.”

For the Micro-Cap Limited Fund:

“The management fee for the Fund has been restated to reflect only the base management fee payable under the Fund’s performance-based management fee structure.  The total actual management fee for the fiscal year ended June 30, 2010 was -0.57% (see page 61 for more details).  The actual total management fee for the prior fiscal year was negative due to the negative performance adjustment of the investment management fee under the Fund’s  performance-based management fee structure.  As a result of the restatement, the management fee shown in the table above will be higher than that included in the expense ratio shown in the Financial Highlights table for the Fund.”

Please do not hesitate to contact Prufesh R. Modhera at (202) 419-8417 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera, Esquire

cc:           Michael Mulcahy
Tammira Philippe
Linda Giuffre
Debbie Hanna

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